DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003944

February 7, 2005

Marla S. Persky
Acting General Counsel
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2005

Re: Baxter International Inc.
Incoming letter dated December 23, 2004

Dear Ms. Persky:

This is in response to your letter dated December 23, 2004 concerning the shareholder proposal submitted to Baxter International by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB - 9 2005
1083

Sincerely,
Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

Marla S. Persky
Acting General Counsel

Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015-4633

847-948-3440
Fax: 847-948-2450
marla_s_persky@baxter.com



December 23, 2004

via Hand Delivery

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Baxter International Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am Acting General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). I am writing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "CalPERS Proposal") submitted by the California Public Employees' Retirement System (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter, (ii) the CalPERS Proposal and cover letter dated November 16, 2004 and (iii) the Miller Proposal (as defined below) and cover letter dated October 15, 2004. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

I. The Proposal

On November 17, 2004, the Company received for inclusion in its Proxy Materials a proposal from the Proponent, dated November 16, 2004. The specific text of the resolution set forth in the CalPERS Proposal is as follows:

> "RESOLVED, that the stockholders of Baxter International Inc. ("Company") ask that the Company take the necessary steps to reorganize the Board of Directors into one class subject to election each year."

Prior to its receipt of the CalPERS Proposal on November 17, 2004, the Company received a substantially similar proposal on November 5, 2004 for inclusion in its Proxy Materials from Charles Miller, with John Chevedden as proxy, dated September

28, 2004 (the "Miller Proposal"). The specific text of the resolution set forth in the Miller Proposal is as follows:

> "RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually."

II. Bases for Excluding the Proposal

The Company has filed on the date hereof a letter with the Staff, requesting that the Staff concur with the Company's view that the Miller Proposal may be properly omitted from the Proxy Materials. If the Staff concurs with the Company's view regarding the omission of the Miller Proposal and the Company, therefore, does not include the Miller Proposal in its Proxy Materials, then the Company intends to include the CalPERS Proposal in its Proxy Materials.

The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals (Atlantic Richfield Co. (January 11, 1982)), but must include in its proxy materials the first of such proposals, if not otherwise properly excluded. Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

This letter is to inform you, pursuant to Rule 14a-8(j) under the Exchange Act, that if the Staff does not concur with the Company's view regarding the omission of the Miller Proposal and the Company is, therefore, required to include the Miller Proposal in its Proxy Materials, then the Company believes that the CalPERS Proposal may properly be omitted pursuant to Rule 14a-8(i)(11) because it substantially duplicates the Miller Proposal.

The Staff has consistently found that shareholder proposals are substantially duplicative for purposes of Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same even if they differ in terms or breadth. See e.g., Monsanto Company (February 7, 2000) (proposal requesting that board of directors be elected each year substantially duplicated proposal requesting that board of directors be elected every third year); Freeport-McMoRan Copper & Gold, Inc. (February 22, 1999) (proposal requesting that board of directors be elected annually substantially duplicated proposal requesting that the board be declassified and establish annual elections); see also Verizon Communications, Inc. (January 31, 2001); USG Corp. (April 7, 2000); Excel Industries, Inc. (January 26, 1999); Bellsouth Corp. (January 14, 1999).

Although the CalPERS Proposal and the Miller Proposal are phrased differently, it is clear that they both address the same core issue—the establishment of annual elections for all directors. Accordingly, the Company believes the CalPERS

Proposal is substantially duplicative of the Miller Proposal, and therefore may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11), if the Miller Proposal is included in the Proxy Materials.

III. Conclusion

For the reasons set forth above and based on the authorities cited herein, we respectfully request that the Staff concur with the Company's view that it may properly omit the CalPERS Proposal from its Proxy Materials, provided the Miller Proposal is included. Should the Staff disagree with the Company's conclusions regarding the omission of the CalPERS Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (847) 948-3440.

Thank you for your prompt attention to this matter.

Very truly yours,



Marla S. Persky

cc: Peter H. Mixon, California Public Employees' Retirement System


CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675
FAX (916) 795-3659

November 16, 2004 OVERNIGHT MAIL

Baxter International Inc.
Attn: Jan Stern Reed, Corporate Secretary
One Baxter Parkway
Deerfield, Illinois 60015

Re: Notice of Shareholder Proposal

Ms. Reed:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with the Company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that the concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,



PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Robert L. Parkinson, Jr., Chairman and Chief Executive Officer

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 3,200,000 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREHOLDER PROPOSAL

RESOLVED, that the stockholders of Baxter International Inc. ("Company") ask that the Company take the steps necessary to reorganize the Board of Directors into one class subject to election each year.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareholder of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 3,200,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would seek to reorganize the Board of Directors of the Company so that each director stands before the shareholders for re-election each year. We hope to eliminate the Company's so-called "classified board", whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareholders can only vote on one-third of the Board at any given time.

Insularity may have made sense in the past (e.g., during the takeover frenzy of the 1980s). But now, we believe that insularity works primarily to hamper accountability. A classified board can prevent shareholders from mounting a successful opposition to the entire board, because only one-third of the directors are up for election in any given year. By way of contrast, a declassified board would stand for election in its entirety, every year.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareholders are willing to pay a premium for corporations with excellent corporate governance as illustrated by a recent study by McKinsey & Co. If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board. If passed, shareholders might have the opportunity to register their views at each annual meeting – on performance of the Board as a whole and of each director as an individual.

CalPERS urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.



STATE STREET.
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Villiage Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

November 16, 2004

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System (CalPERS) is and has been the beneficial owner of shares of Baxter International Inc., having a market value in excess of $ 1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 16th day of November, 2004 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System



By: ______________________

Title: Assistant Vice President

Charles Miller
23 Park Circle
Great Neck, NY 11024

Mr. Robert L. Parkinson
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield IL 60015

Dear Mr. Parkinson,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Charles Miller   Oct. 15, 2004

cc: Jan Stern Reed, Corporate Secretary
PH: 847 948-2000
FX: 847 948-3948

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be similar to the Safeway Inc. 2004 definitive proxy example.

Charles Miller, 23 Park Circle, Great Neck, NY 11024 submitted this proposal.

Strong Investor Concern

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends:

- Adoption of this proposal topic.
- Adoption of each proposal which wins majority shareholder vote – as this proposal topic did at our company in 2000 and 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing had a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 67% shareholder vote was required to make certain key changes – entrenchment concern.
- Thomas Stallkamp, our Lead Director, is designated a problem director The Corporate Library, an independent investment research firm in Portland, Maine due to his involvement with the Kmart board. Kmart filed for Chapter 11 protection under the US Bankruptcy Code in January, 2002.
- 2003 CEO pay was reported as nearly $7 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- Directors failed to commit to adoption of this proposal topic in 2000 and 2001 after 2-consecutive 60% majority shareholder votes – accountability concern.
- Thus shareholders were only allowed to vote on individual directors once in 3-years – accountability concern.
- Four directors were allowed to hold 4 or 5 director seats each – over-extension concern.

Shareholder proposal text to address some of these topics can be found on the internet and similar text can be used to submit a ballot proposal to our company for the next annual meeting.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 23, 2004

The proposal asks that Baxter International take the steps necessary to reorganize the board into one class subject to election each year.

There appears to be some basis for your view that Baxter International may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Baxter International's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Baxter International omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Robyn Manos
Special Counsel